Exhibit 3.1

AMENDMENTS TO BYLAWS

OF

FMG ACQUISITION CORP.

A DELAWARE CORPORATION

The following amendments to the Bylaws of FMG Acquisition Corp., a Delaware corporation now known as United Insurance Holdings Corp. (the “Company”), were adopted and approved by the Board of Directors of the Company on March 31, 2017:

I.	Article III, Section 2 of the Bylaws to be amended and restated as follows:

SECTION 2. NUMBER. The number of directors which will constitute the entire Board of Directors shall be such number, not less than one (1) nor more than ten (10), as shall be determined by the Board of Directors from time to time, provided that in the event the outstanding shares of stock are owned by fewer than three (3) stockholders the number of directors may be a number not less than the number of stockholders. Until further action by the Board of Directors, the number of directors which shall constitute the entire Board of Directors shall be ten (10). As used in these By-Laws, the term “entire Board of Directors” means the total number of directors which the Corporation would have if there were no vacancies.

II.	Article III, Section 4 of the Bylaws to be amended and restated as follows:

SECTION 4. REMOVAL; RESIGNATION. Any of the directors may be removed for cause by vote of a majority of the entire Board. Any or all of the directors may be removed for cause or without cause by vote of the holders of a majority of the outstanding shares of each class of voting stock of the Corporation voting as a class. Any director may resign at any time. Such resignation shall be made in writing, addressed to the Corporation or the Board, and shall take effect at the time specified therein, and, if no time be specified, at the time of its receipt by the Chief Executive Officer or the Secretary. The acceptance of a resignation shall not be necessary to make it effective.

III.	Article III, Section 5 of the Bylaws to be amended and restated as follows:

SECTION 5. VACANCIES. Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the Board may be filled by vote of a majority of the directors then in office, even if less than a quorum exists. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified, and a director elected to fill a vacancy created by a newly created directorship shall serve until the next succeeding annual meeting of stockholders at which his class of directors shall be elected and until his successor is elected and qualified.